Prospectus Supplement No. 3 (to Prospectus dated May 12, 2015)	Filed Pursuant to 424(b)(3) Registration No. 333-203737

12,563,322 Shares

Common Stock

This prospectus supplement updates and should be read in conjunction with the prospectus dated May 12, 2015 (the “Prospectus”) relating to the resale or other disposition, from time to time, by the selling stockholders identified in the Prospectus under the caption “Selling Stockholders,” of up to 12,563,322 shares of our common stock, par value $0.0001 per share, including 6,281,661 shares of our common stock issuable upon exercise of warrants at an exercise price of $5.772 per share. We are not selling any shares of our common stock under the Prospectus and will not receive any proceeds from the sale or other disposition of shares by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares. To the extent that there is any conflict between the information contained herein and the information contained in the Prospectus, the information contained herein supersedes and replaces such information.

Current Report

This prospectus supplement incorporates into our Prospectus the information contained in our attached current report on Form 8-K that we filed with the Securities and Exchange Commission on June 18, 2015 (the “Form 8-K”). The Form 8-K, as filed, is set forth below.

The information contained in this Prospectus Supplement No. 3 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented to date. This Prospectus Supplement No. 3 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented to date, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented to date.

The Prospectus, together with Prospectus Supplement No. 1, Prospectus Supplement No. 2 and this Prospectus Supplement No. 3, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the securities as set forth in the Prospectus, as amended and supplemented. All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended to date).”

Our common stock trades on The NASDAQ Global Market under the symbol “NERV.” The last reported sale price of our common stock on June 16, 2015 was $5.65 per share. You are urged to obtain current market quotations for the common stock.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. Please see “Prospectus Summary—Implications of Being an Emerging Growth Company.

Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 3 of the Prospectus and the Risk Factors identified in our Quarterly Report for the quarter ended March 31, 2015 for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 18, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 17, 2015

Minerva Neurosciences, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36517	26-0784194
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1601 Trapelo Road Suite 284 Waltham, MA		02451
(Address of principal executive offices)		(Zip Code)

(Registrant’s telephone number, including area code): (617) 600-7373

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On June 17, 2015, the board of directors (the “Board”) of Minerva Neurosciences, Inc. (the “Company”) adopted a Non-Employee Director Compensation Plan (the “Plan”), to be effective as of July 1, 2015, which sets forth the terms upon which non-employee directors will be compensated for their service on the Board. Under the terms of the Plan, each non-employee director will receive an annual cash retainer of $30,000 and the Chairman of the Board will receive an additional annual cash retainer of $50,000. The chairpersons of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee will receive additional annual cash retainers of $15,000, $10,000 and $7,000, respectively. Other members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee will receive additional annual cash retainers of $7,500, $5,000 and $3,500, respectively. Under the terms of the Plan, each newly elected non-employee member of the Board will also receive a one-time grant of an option to purchase 25,000 shares of the Company’s common stock promptly following election or appointment to the Board (the “Director Welcome Options”). The Director Welcome Options will vest quarterly over three years, provided that the applicable non-employee director is, as of such vesting date, then a director of the Company. In addition, each non-employee director will be granted options to purchase 12,500 shares of the Company’s common stock per year (the “Annual Grants”). The Annual Grants will vest in equal quarterly installments over one year, provided that the applicable non-employee director is, as of such vesting date, then a director of the Company. The foregoing description of the Plan is a summary and does not purport to be complete. Such description is qualified in its entirety by reference to the text of the Plan, which is filed with this Current Report on Form 8-K as Exhibit 10.1, and is incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders

The results of matters submitted to a stockholder vote at the Annual Meeting of Stockholders of the Company held on June 17, 2015 (the “2015 Annual Meeting”) in Boston, Massachusetts are as follows:

Proposal 1: Election of Directors. Two nominees were elected to serve on the Board until the 2018 annual meeting of stockholders and until their successors are elected and qualified with the votes set forth below:

Nominee	For	Withheld	Broker Non-Votes
Michèle Ollier, MD	14,072,204	20,742	1,997,300
Nico Vandervelpen	14,071,804	21,142	1,997,300

Proposal 2: Ratification of Deloitte & Touche LLP as the independent registered public accounting firm for the fiscal year ended December 31, 2015. The selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2015 was ratified with the votes set forth below:

For	Against	Abstain
16,074,112	8,973	7,161

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

10.1	Minerva Neurosciences, Inc. Non-Employee Director Compensation Plan (effective July 1, 2015)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MINERVA NEUROSCIENCES, INC.

By:	/s/ Mark S. Levine
Name:	Mark S. Levine
Title:	Senior Vice President, General Counsel and Secretary

Date: June 18, 2015

INDEX OF EXHIBITS

Exhibit No.	Description

10.1	Minerva Neurosciences, Inc. Non-Employee Director Compensation Plan (effective July 1, 2015)

Exhibit 10.1

Minerva Neurosciences, Inc.

Non-Employee Director Compensation Plan

Approved: June 17, 2015

Effective: July 1, 2015

Effective as of July 1, 2015, each non-employee member of the board of directors (the “Board”) of Minerva Neurosciences, Inc. (the “Company”) will receive an annual cash retainer of $30,000 and the Chairman of the Board will receive an additional annual cash retainer of $50,000. The chairpersons of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee will receive additional annual cash retainers of $15,000, $10,000 and $7,000, respectively. Other members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee will receive additional annual cash retainers of $7,500, $5,000 and $3,500, respectively. Each newly elected non-employee director will also receive a one-time grant of an option to purchase 25,000 shares of the Company’s common stock promptly following election or appointment to the Board (the “Director Welcome Options”). The Director Welcome Options will vest quarterly over three years, provided that the applicable non-employee director is, as of such vesting date, then a director of the Company. In addition, each non-employee director will be granted options to purchase 12,500 shares of the Company’s common stock per year (the “Annual Grants”). The Annual Grants will vest in equal quarterly installments over one year, provided that the applicable non-employee director is, as of such vesting date, then a director of the Company. Non-employee directors are also reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of the Board or of any committee thereof.

The following is a summary of the terms of this Non-Employee Director Compensation Plan:

Cash

•	Annual retainer for Chairman of the Board – $80,000

•	Annual retainer per Board member (other than Chairman) – $30,000

•	Committee chair annual retainers:
¡	$15,000 Audit
¡	$10,000 Compensation
¡	$ 7,000 Nominating and Governance

•	Committee member annual retainers:
¡	$7,500 Audit
¡	$5,000 Compensation
¡	$3,500 Nominating and Governance

•	Retainers are paid on a quarterly basis.

Stock Options

•	Initial grant per Board member – 25,000 options vesting quarterly over 3 years, provided that the applicable non-employee director is, as of such vesting date, then a director of the Company

•	Annual grant per Board member – 12,500 options vesting quarterly over 1 year, provided that the applicable non-employee director is, as of such vesting date, then a director of the Company